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Exhibit 12.0

ValueClick, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Historical							Pro-forma(3)
	Six-months ended June 30, 2005	Six-months ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Six-months ended June 30, 2005	Year ended December 31, 2004
Earnings adjusted for fixed charges:
Income before provision for income taxes, minority interest and cumulative effect of a change in accounting principle	$26,238	$21,710	$47,245	$10,569	$(2,745)	$(7,216)	$(52,375)	$30,391	$41,330
Add:
Fixed charges	854	653	1,218	1,092	924	903	546	2,338	3,075

	$27,092	$22,363	$48,463	$11,661	$(1,821)	$(6,313)	$(51,829)	$32,729	$44,405

Fixed Charges(2):
Interest expense on short-term debt	$59	$—	$—	$—	$—	$—	$—	$1,368	$1,517
Interest expense within rental expense	795	653	1,218	1,092	924	903	546	970	1,558

	$854	$653	$1,218	$1,092	$924	$903	$546	$2,338	$3,075

Ratio of earnings to fixed charges(1)	31.7	34.2	39.8	10.7	—	—	—	14.0	14.4

Additional earnings required to achieve a ratio of 1:1	—	—	—	—	$2,745	$7,216	$52,375	—	—

(1)
The ratio of earnings to fixed charges is unaudited for all periods presented.

(2)
Fixed charges include (i) interest expense on ValueClick's short-term debt, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

(3)
Pro-forma amounts shown above include the acquisitions of Pricerunner, E-Babylon and Web Clients and the proposed merger with Fastclick, as if they occurrerd as of the first day of the periods presented.

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  Exhibit 12.0
ValueClick, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)